UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

——————————

Washington, DC 20549

——————————

FORM 6-K/A

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on July 25, 2025.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘4. Estimated Amount to be Cancelled’, and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on January 30, 2026. All other information in the announcement dated July 25, 2025 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	10,840,573
4. Estimated Amount to be Cancelled		KRW 799,999,984,300
7. Scheduled Date of Cancellation		February 6, 2026

* The above "4. Estimated amount of retirement(KRW)" is the current book value basis. For detailed information on the acquisition of treasury stocks, please refer to the result report of Trust Contract for Acquisition of Treasury Stock.

** The above "7. Scheduled retirement date" may change depending on discussions with related institutions.

*** Legal basis for the cancellation of treasury shares: Article 343-1 of the Korea Commercial Act. The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for the payment of dividends, and as such, there will be no reduction in the paid-in capital of Shinhan Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: January 30, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer